Amendment No. 2 to Administration, Bookkeeping and Pricing Services Agreement

            This Amendment No. 2 to Administration, Bookkeeping and Pricing Services Agreement (this “Amendment”), dated May 1, 2014 (the “Effective Date”) is entered into between Westcore Trust, a Massachusetts Business Trust (the “Trust”), and ALPS Fund Services, Inc., a Colorado corporation (“ALPS”).

            WHEREAS, the Trust and ALPS entered into an Administration, Bookkeeping and Pricing Services Agreement dated May 1, 2012 (the “Agreement”), as amended; and

            WHEREAS, ALPS and the Trust wish to amend the Agreement to revise the compensation payable to ALPS for the services provided under the Agreement.

            NOW THEREFORE,

1.            The Parties agree to delete Appendix C in its entirety and replace it with a new Appendix C attached hereto.

2.            The new Initial Term of the Agreement for purposes of Section 15(a) thereof shall be the period beginning with the Effective Date of this Amendment and continuing thereafter throughout the period that ends three (3) years after the Effective Date of this Amendment.

3.            Except as specifically set forth herein, all other provisions of the Agreement shall remain in full force and effect.  Any items not herein defined shall have the meaning ascribed to them in the Agreement.

IN WITNESS WHEREOF, the parties have executed this Amendment as of the date first written above.

WESTCORE TRUST	ALPS FUND SERVICES, INC.

By: /s/ John W. Zimmerman	By: /s/ Jeremy O. May
Name: John W. Zimmerman	Name: Jeremy O. May
Title: President	Title: President

APPENDIX C

COMPENSATION

Annual Net Assets	Basis Points
Between $0 - 3.5 billion	3.6
Above $3.5 billion	2.5

LATE CHARGES:  All invoices are due and payable upon receipt.  Any invoices not paid within thirty (30) days of the invoice date are subject to a one percent (1%) per month financing charge on any unpaid balance but only to the extent permitted by law.